

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Joseph C. Visconti
Chief Executive Officer
Forza X1, Inc.
3101 S. US-1
Ft. Pierce, FL 34982

>   **Re: Forza X1, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 9, 2022**
>   **File No. 333-261884**

Dear Mr. Visconti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022, letter.

Amendment No. 1 to Form S-1

General

1.   We note your response to prior comment one. Please revise the first sentence of the legend accompanying your graphics to disclose that the boats shown in these images are artist's conceptions only and do not represent actual boats or models.

2.   We note your response to prior comment two. The graphic on page 50 appears to depict the Forza X1 due to the caption, logos, and hull labelling. Please either delete the graphic or revise it by (i) removing the caption, logos, and hull labels and (ii) including text that explains this prototype has been discontinued and, other than the console, does not represent the X1 model currently being designed by the company. Please also revise your

description of the second prototype to describe what the testing consisted of, how success was measured, and the extent to which test results are applicable to the X1.

Prospectus Summary, page 1

3. We note your responses to prior comments three and eight. Please further revise your prospectus summary to disclose, if true, that you have not yet (i) entered into arrangements with third parties to provide financing services, (ii) hired staff for your intended support and service department, or (iii) partnered with third parties to address service needs or operate service centers. Please further revise your business section as follows:

- Describe the "customer experience and services centers" referenced on page 11, including the expected locations and timetable to establish.

- We note the description of your service network indicates mobile units will be available within 500 miles of your future factory, but also throughout the country; please revise to clarify this apparent inconsistency.

- We note you will "permit" customers who lack Forza service access to utilize an alternative provider and obtain reimbursement; please describe the authorization process and limitations on reimbursement, such as whether this applies only to covered warranty repairs.

- Describe the expected timetable, steps you have taken, and steps that remain in relation to your distribution and service plans.

4. We note your revisions in response to prior comment four. Please revise to discuss your current competitive position relative to other electric boats. For example, are other electric boats currently manufactured and sold commercially? If so, describe the impact on your planned operations and ability to penetrate the market you describe.

Use of Proceeds, page 36

5. We note your revisions in response to prior comment five, but it is still unclear how your offering and the Twin Vee offering relate to each other. In this regard, we note that Twin Vee allocated $12 million dollars to its electric boat business and EV Testing Center, and its Form 10-Q filed November 15, 2021, confirmed this use of proceeds, along with disclosing your incorporation on October 15, 2021. However, your disclosure indicates that you have received just $2 million as a capital contribution from Twin Vee, and that $0.6 million is due to Twin Vee for its "funding" of your working capital needs. Please revise your disclosure to clearly state whether Twin Vee will transfer to you the outstanding $10 million from its offering proceeds as a capital contribution. Avoid terms such as "funding" or "support" without clearly explaining whether these constitute investments or advances, subject to repayment, and quantifying the amount in question.

6. Your revised disclosure suggests that the primary reason for conducting the Forza offering following the Twin Vee offering is a changed business plan (*i.e,* from Twin Vee retrofitting existing boats with electric propulsion and control systems, to Forza developing a fully integrated electric boat, with concomitant changes in manufacturing and distribution), and that marketing considerations were the basis for the new entity and brand. While these changes imply incremental increased costs (which are not quantified, except insofar as Twin Vee's EV Testing Center was allocated $3.5 million and Forza's factory is disclosed to cost $11.1 million), it still appears that your offering seeks investment for the electric boat business that was the primary purpose for the Twin Vee offering, as reflected in its expected use of proceeds. Please explain why Forza's offering is not duplicative of Twin Vee's offering. Consider whether investors who purchased Twin Vee shares based on its electric boat plans would now need to purchase Forza shares to accomplish this investment objective. Also consider the extent to which your identified uses of proceeds overlap with those of Twin Vee.

7. Your revised disclosure states that Twin Vee intends to "further support" Forza X1 "by continuing its efforts to acquire a waterfront property in Fort Pierce, Florida for development of an EV Testing Center." This suggests that Twin Vee still intends to develop an EV Testing Center; please revise to clarify, if true, that this property is now intended to be the site of the future Forza factory. The reference to "further support" suggests that Twin Vee will fund the property acquisition and/or development, yet the description of the Forza factory on page 64 sets forth the full cost of the project, including $750,000 for the parcel, and disclosure on page 68 indicates Forza has paid the deposit. Please revise to clarify whether "support" refers to financial support (such as the $3.5 million in net proceeds that Twin Vee had allocated to the EV Testing Center) or some other type of support.

8. Your revised disclosure states that Twin Vee determined to develop and market its new line of electric boats under a new brand name and subsidiary after the sea trial of its 2.0 prototype. We note, however, that this sea trial occurred in November 2021, while your incorporation occurred in October 2021. Please revise to reconcile the apparent inconsistency regarding timing and decision-making.

9. Your revised disclosure states that you have received increased indications of interest in your electric boats. Please revise your disclosure to provide additional explanation and support for this statement. Include the number of unique users who have registered for the reservation waitlist on your website.

<u>Business, page 47</u>

10. We note your revisions in response to prior comment six. Please further revise your disclosure to describe the mechanism and timing by which Twin Vee transferred its electric boat business to you. Please file any material related agreement or instrument as an exhibit to your registration statement.

Forza X1 Intellectual Property, page 63

11.   Please file as an exhibit the document reflecting the assignment described in your response to prior comment ten.

Facilities, page 68

12.   We note your revisions in response to prior comment 12.   Please file as an exhibit to your registration statement the purchase agreement that gives you the right to acquire ownership of the parcel described as the future site of the Forza X1 factory.

Executive Compensation, page 78

13.   We note you have filed employment agreements with Twin Vee in response to our prior comment 16. However, revised disclosure indicates that you intend to enter into new employment agreements with your Chief Executive Officer, Chief Financial Officer, and Director of Tooling. Please disclose the material terms and file these agreements as exhibits to your registration statement.

Certain Relationships and Related Party Transactions, page 85

14.   We note revised disclosure that indicates you expect to transition your management services agreement with Twin Vee into an agreement governing the procurement, shipping, receiving, storage, and use of Twin Vee's facility until your facility is completed. Please disclose the material terms of this agreement and file it as an exhibit to your registration statement. Include disclosure of how manufacturing capacity will be allocated between you and Twin Vee.

Financial Statements, page F-1

15.   We note your response to prior comment 20 and your revised financial statements for the period of inception through December 31, 2021. Please tell us why it is appropriate to present only the financial statements of Forza X1, Inc. since its inception on October 15, 2021. Tell us why you do not present any predecessor financial information from your parent, Twin Vee. In this regard, please substantiate why it is inappropriate to present carve-out financial statements of the Electra Power Sports™ Division of your parent for 2021 and 2020 given that you disclose Twin Vee dedicated resources to designing and building prototype electric boats. Reference for us the authoritative literature you rely upon to support your presentation.

You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Patrick Egan